                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                       For the Year Ended June 30, 1999

                                      OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         Commission File Number 1-483


                              Title of the Plan -


                       INVESTMENT PLAN FOR EMPLOYEES OF
                               MALLINCKRODT INC.


               Name and Address of the Issuer of the Securities
                          Held Pursuant to the Plan -


                               Mallinckrodt Inc.
                            675 McDonnell Boulevard
                          St. Louis, Missouri  63134

                                 Signature Page

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

               Investment Plan for Employees of Mallinckrodt Inc.
                          Employee Benefits Committee

       Signature                            Title                          Date
-------------------------------------------------------------------------------------------------------


BRUCE K. CROCKETT                                                      December 15, 1999
-----------------
Bruce K. Crockett                Vice President, Human Resources

ROGER A. KELLER                                                        December 15, 1999
---------------
Roger A. Keller                  Vice President, Secretary and
                                 General Counsel

DAVID R. KUPFERER                                                      December 15, 1999
-----------------
David R. Kupferer                Vice President, Human Resources,
                                 Pharmaceutical Group

JUDITH C. REBHOLZ                                                      December 15, 1999
-----------------
Judith C. Rebholz                Director, International Treasury
                                 and Corporate Finance

JOHN J. RIORDAN                                                        December 15, 1999
---------------
John J. Riordan                  Vice President,
                                 Pension and Profit Sharing Plans

NANCY J. STEMME                                                        December 15, 1999
---------------
Nancy J. Stemme                  Director of Compensation and
                                 Welfare Benefits

WILLIAM B. STONE                                                       December 15, 1999
----------------
William B. Stone                 Vice President Information
                                 Technology
                                 (Chairman of the Committee)

FRANK A. VOLTOLINA                                                     December 15, 1999
------------------
Frank A. Voltolina               Vice President and Treasurer

                         Investment Plan for Employees
                             of Mallinckrodt Inc.

                           Financial Statements and
                            Supplemental Schedules

                      Years ended June 30, 1999 and 1998
                       with Independent Auditors' Report

                         Investment Plan for Employees
                             of Mallinckrodt Inc.


                           Financial Statements and
                            Supplemental Schedules

                      Years ended June 30, 1999 and 1998



                                   Contents

Independent Auditors' Report.........................................      2

Financial Statements

Statements of Net Assets Available for Benefits......................      3
Statements of Changes in Net Assets Available for Benefits...........      4
Notes to Financial Statements........................................   5-12

Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes.........     14
Line 27(d) - Schedule of Reportable Transactions.....................     15

                                                    Independent Auditors' Report

Plan Administrator
Investment Plan for Employees of
 Mallinckrodt Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 1999 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Stone Carlie & Company, L.L.C.

St. Louis, Missouri
November 23, 1999

              Investment Plan for Employees of Mallinckrodt Inc.

                Statement of Net Assets Available for Benefits

                                                                                                       June 30,
                                                                                       ---------------------------------------
                                                                                             1999                    1998
                                                                                       ---------------        ----------------
Investments:
    Participant directed                                                                  $255,998,739            $238,776,795
    Non-participant directed                                                                38,632,732              27,528,650
                                                                                       ---------------        ----------------
Total investments                                                                          294,631,471             266,305,445
                                                                                       ---------------        ----------------
Receivables:
    Employer contributions                                                                   6,362,407               6,031,681
    Participant contributions                                                                  689,031                 589,735
                                                                                       ---------------        ----------------
Total receivables                                                                            7,051,438               6,621,416
                                                                                       ---------------        ----------------

Net assets available for benefits                                                         $301,682,909            $272,926,861
                                                                                       ===============        ================

See notes to financial statements.                                       Page 3

              Investment Plan for Employees of Mallinckrodt Inc.

           Statement of Changes in Net Assets Available for Benefits

                                                                                                   Years Ended June 30,
                                                                                          ------------------------------------
                                                                                                1999                    1998
                                                                                          ------------           -------------
Additions
  Investment income:
    Interest and dividend income                                                          $  8,212,843           $   8,856,401
    Realized and unrealized gains, net                                                      29,823,915              18,275,739
                                                                                          ------------           -------------
  Net investment income                                                                     38,036,758              27,132,140
                                                                                          ------------           -------------
  Contributions:
    Employer cash                                                                            2,037,227               2,216,848
    Employer common stock                                                                    6,277,600               5,958,902
    Participant                                                                             16,927,305              18,647,293
                                                                                          ------------           -------------
  Total contributions                                                                       25,242,132              26,823,043
                                                                                          ------------           -------------

  Total additions                                                                           63,278,890              53,955,183
                                                                                          ------------           -------------
Deductions
  Cash and stock distributed to participants                                               (32,734,614)           (47,726,109)
  Transfers to other plans                                                                  (1,788,228)                     -
                                                                                          ------------          -------------
  Total deductions                                                                         (34,522,842)           (47,726,109)
                                                                                          ------------          -------------
Net increase                                                                                28,756,048              6,229,074

Net assets available for benefits at beginning of year                                     272,926,861            266,697,787
                                                                                          ------------          -------------
Net assets available for benefits at end of year                                          $301,682,909           $272,926,861
                                                                                          ============          =============


See notes to financial statements.

              Investment Plan for Employees of Mallinckrodt Inc.

                         Notes to Financial Statements

                            June 30, 1999 and 1998

1.  Description of the Plan

General

This plan description is provided for general information purposes only. Participants should refer to the September 1997 plan summary, which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Inc. (the
Plan), for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970 and has been amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Inc. (Mallinckrodt or the Company) and certain wholly owned subsidiaries and certain union employees employed in the U.S. or on a U.S. payroll are eligible to participate in the Plan.

Participation and Vesting

Eligible employees may join the Plan immediately upon being hired. Participants are fully vested in all participant and employer contributions and the earnings thereon.

Participants' Accounts

Separate accounts are maintained for each participant. Participant account balances are adjusted daily for contributions, distributions, loans, income, gains, and losses.

Contributions

Participants generally can contribute up to 15 percent of their base salaries on a pre-tax, after-tax, or combined basis. The Company makes matching contributions equal to 20 percent of a participant's eligible contributions. Eligible contributions are limited to 6 percent of a participant's base monthly salary.

The Company may make additional discretionary contributions ("Supermatch") each year as determined by its Board of Directors. Supermatch contributions are made in or invested in Mallinckrodt Inc. common stock. Supermatch contributions may not be withdrawn, borrowed, or transferred from Company stock into another investment fund except to the extent that the value of these contributions credited to the participant's account after June 30, 1997 plus investment return thereon exceeds 15 percent of the total value of the participant's accounts.

Total employer contributions (including Supermatch) were equal to 84 percent and 77 percent of participants' eligible contributions for the years ended June 30, 1999 and 1998, respectively.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Fund Asset Valuation

Participants' equity in each investment fund is valued in dollars each business day (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest (units or shares) in such fund as of the previous valuation date.

Investments

Participants direct investment of their contributions as well as employer contributions among the following funds:

 . State Street International Index Fund - This fund invests in equity securities of companies located outside North and South America and is structured to match returns of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index.

 . AMEX Trust Equity Index Fund II - This fund invests in equity securities of companies with sector and industry weighting similar to the Standard and Poor's 500.

 . State Street Bond Market Fund - This fund invests primarily in investment grade corporate, governmental and mortgage-backed bonds with the objective of producing current income.

 . AMEX Trust Money Market Fund II - This fund invests in high quality commercial paper, bankers acceptance obligations, certificates of deposit, and United States Treasury Bills with the object of providing high liquidity, capital preservation, and generating moderate levels of current income.

 . PBHG Growth Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

 . Fidelity Low-Price Stock Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

 . IDS New Dimensions Fund - This mutual fund invests primarily in equity securities of medium to large companies with the objective of long-term capital growth.

 . Dodge & Cox Fund - This mutual fund invests principally in the common stock of large companies with the objective of long-term capital growth.

 . Mallinckrodt Stock Fund - This fund is invested in Mallinckrodt Inc. common stock.

 . Lifestyle Funds (Aggressive, Moderate, and Conservative) - These funds invest among the other fund options of the Plan in order to maintain an overall investment asset allocation commensurate with either an aggressive, moderate or conservative risk profile. Investments in the component funds are periodically rebalanced in order to maintain the desired risk profile amid market fluctuations.

 . Stable Value Fund - This fund invests in Guaranteed Investment Contracts issued by insurance companies and in the American Express Income Fund II. The investment objective is to preserve principal and provide current income.

Withdrawals

Participants may withdraw their balances in the Plan upon retirement, termination of employment, or becoming disabled as defined by the Plan. Upon termination of employment with Mallinckrodt or its affiliates, plan participants generally may elect to receive a full or partial distribution, or may elect to maintain their balances in the Plan.

Active participants can make hardship withdrawals of employee contributions in certain circumstances and can make withdrawals of employer contributions on a hardship or non-hardship basis. All such withdrawals are subject to various restrictions, including Supermatch restrictions, and may be subject to income tax penalties.

Loans to Participants

Participants may obtain loans from their plan accounts subject to certain terms, as defined by the Plan. General purpose loans are made for periods of one to five years and residential loans are made for periods of one to ten years. The interest rate charged is the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Principal and interest payments are made by payroll deductions or in lump-sum repayments and are invested in the same manner as current contributions.

Plan Expenses

All expenses incurred in connection with acquisition or disposition of securities for and the operation of the investment funds as well as the mutual funds offered under the Plan are charged directly against those funds and their investment returns. All other administrative expenses of the Plan, such as recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company for the plan operations, are charged to and paid by the Plan and allocated against the participant accounts. The maximum administration charge against participant accounts is limited to $60 per participant per plan year. In addition, specific transaction charges, such as loan fees directed by participants, are charged to participant accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

Plan accounting records are maintained on the accrual basis.

Investments

Investments in mutual funds are valued at quoted market prices. Investments in the other funds except for the Stable Value Fund are valued at the quoted market prices of the underlying securities. Investments in the Stable Value Fund include insurance contracts valued at contract value, which approximates market value.

Investment in the Stable Value Fund

At June 30, 1999 and 1998, the Stable Value Fund includes investments in the American Express Trust Income Fund II and a guaranteed interest contract with Transamerica Occidental Life Insurance Company (Transamerica). The contract with Transamerica, dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for each of the contract years beginning January 1, 1999 and 1998 is 6.5 percent, net of investment management fees.

Because of limitations contained within insurance contracts held in the Stable Value Fund, the plan administrator may be required to limit transfers from that fund to minimize adverse market value adjustments. Also, the Stable Value Fund prohibits direct transfers to the AMEX Trust Money Market Fund II. Transfers from the Stable Value Fund to the AMEX Trust Money Market Fund II must be directed through another fund for 90 days before final transfer to the AMEX Trust Money Market Fund II.

Security Transactions

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Plan Termination

Although Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of the balances held in their respective plan accounts. Because all plan assets are allocated to plan participants and a participant's benefit under the Plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from those estimates.

Investments

The following presents investments of the Plan, including investments that represent 5 percent or more of the Plan's net assets.

                                                                   Year Ended June 30,
                                                       ------------------------------------------
                                                               1999                   1998
                                                       -------------------    -------------------
Participant directed investments:
State Street International Index Fund
  (shares -  313,363 and 274,039, respectively)               $  4,064,949           $  3,307,374
American Express Trust Equity Index Fund II
  (shares -  2,647,111 and 2,879,777, respectively)             98,390,451             87,556,750
State Street Bond Fund
  (shares -  299,984 and 276,054, respectively)                  3,612,109              3,245,846
American Express Trust Money Market Fund II
  (shares -  3,656,970 and 2,765,731, respectively)              3,656,970              2,765,731
PBHG Growth Fund
  (shares - 301,037 and 293,130, respectively)                   8,230,371              7,964,331
Fidelity Low-Price Stock Fund
  (shares - 348,119 and 364,705, respectively)                   8,542,853              9,890,810
IDS New Dimensions Fund (Y)
  (shares - 531,681 and 351,191, respectively)                  17,216,895              9,784,526
Dodge & Cox Stock Fund
  (shares - 115,276 and 120,574, respectively)                  12,489,017             12,104,456
AMEX Aggressive Fund
  (units - 843,651 and 816,992, respectively)                   11,714,938             10,372,529
AMEX Moderate Fund
  (units - 448,252 and 369,247, respectively)                    5,940,232              4,498,910
AMEX Conservative Fund
  (units - 219,910 and 123,787, respectively)                    2,880,382              1,498,321
Stable Value Fund
  (units - 6,072,561 and 7,052,049, respectively)               69,858,742             76,289,061
Loans to participants                                            9,400,830              9,498,150
                                                       -------------------    -------------------

     Total participant directed investments                   $255,998,739           $238,776,795
                                                       ===================    ===================

                                                                        Year Ended June 30,
                                                            ------------------------------------------
                                                                    1999                   1998
                                                            -------------------    -------------------
Nonparticipant directed investments:
  Mallinckrodt Stock Fund
    (units - 4,657,352 and 4,062,070, respectively)                $ 38,632,732           $ 27,528,650
                                                            -------------------    -------------------

Total investments                                                  $294,631,471           $266,305,445
                                                            ===================    ===================

4. Nonparticipant Directed Investments

The changes in net assets relating to the Mallinckrodt Stock Fund, a nonparticipant directed investment, are as follows:

                                                                          Year Ended June 30,
                                                            --------------------------------------------
                                                                     1999                    1998
                                                            -------------------     --------------------
Investment Income
  Interest and dividend income                                      $   512,016             $    609,702
  Realized and unrealized gains (losses), net                         8,435,531               (7,909,910)
                                                            -------------------     --------------------
     Net investment income (loss)                                     8,947,547               (7,300,208)
                                                            -------------------     --------------------
Contributions
  Employer cash                                                         153,461                  203,019
  Employer common stock                                               6,277,600                5,958,902
  Employee                                                            1,554,858                2,049,529
                                                            -------------------     --------------------
     Total contributions                                              7,985,919                8,211,450
                                                            -------------------     --------------------

Cash and stock distributed to participants                           (3,281,200)              (5,307,039)
Net transfers to participant directed investments                    (2,243,253)              (6,622,695)
                                                            -------------------     --------------------
                                                                     (5,524,453)             (11,929,734)
                                                            -------------------     --------------------

     Net increase (decrease)                                         11,409,013              (11,018,492)

Nonparticipant directed investments including
     contributions receivable at beginning of year                   33,544,945               44,563,437
                                                            -------------------     --------------------

Nonparticipant directed investments including
     contributions receivable at end of year                         44,953,958               33,544,945

Less contributions receivable directed to
     nonparticipant directed investments                             (6,321,226)              (6,016,295)
                                                            -------------------     --------------------

Nonparticipant directed investments at end of year                  $38,632,732             $ 27,528,650
                                                            ===================     ====================

5. Federal Income Tax Status

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Inc., as amended, established thereunder is exempt from federal income taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator and Mallinckrodt's legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Transactions With Parties-in-Interest

The only transactions with parties-in-interest were purchases and sales of assets through AMEX. AMEX's fees are based on customary and reasonable rates for such services and are paid by the Plan.

7. Transfers To Other Plans

Effective July 31, 1998, Mallinckrodt Inc. spun-off its Trimet division. As a result, the Plan transferred assets of $1,788,228 to the retirement plan established by the new employer.

8. Subsequent Events

Effective July 1, 1999, two defined contribution plans operated by subsidiaries of the Company, the Nellcor Puritan Bennett Voluntary Investment Plus Plan and the Mallinckrodt 401(k) Profit Sharing Plan for the Hobart facility, were merged into the Plan. As a result, assets of $123,077,429 and $2,547,907, respectively, were also transferred into the Plan. There were no significant modifications to the provisions of the Plan, as described in Note 1, as a result of these mergers.

                            Supplemental Schedules

              Investment Plan for Employees of Mallinckrodt Inc.

         Line 27(a) - Schedule of Assets Held for Investment Purposes

                                 June 30, 1999

Identity of Issuer,                                                                                                  Fair
 or Party Involved                                                  Description               Cost                   Value
-----------------------------------------------------------    ------------------   -------------------------  ------------------
American Express Trust Money Market Fund II                     3,656,970 shares         $     3,656,970          $   3,656,970

American Express Trust Equity Index Fund II                     2,647,111 shares              81,358,942             98,390,451

State Street Daily Bond Fund Series C                             299,984 shares               3,111,129              3,612,109

State Street International Index Fund                             313,363 shares               3,842,461              4,064,949

Dodge & Cox Stock Fund                                            115,276 shares              11,384,210             12,489,017

Fidelity Low-Price Stock Fund                                     348,119 shares               8,765,301              8,542,853

IDS New Dimensions Fund (Y)                                       531,681 shares              15,201,824             17,216,895

Mallinckrodt Stock Fund                                         4,657,352 units               36,094,478             38,632,732

Stable Value Fund                                               6,072,561 units               64,551,323             69,858,742

AMEX Conservative Fund                                            219,910 units                2,669,707              2,880,382

AMEX Moderate Fund                                                448,252 units                5,087,660              5,940,232

AMEX Aggressive Fund                                              843,651 units                9,609,185             11,714,938

PBHG Growth Fund                                                  301,037 shares               7,798,081              8,230,371

Participant Loans                                               Interest from 6.0%
                                                                  to 10.5% due
                                                                  through 2009                         -              9,400,830


See independent auditors' report.                                        Page 14

              Investment Plan for Employees of Mallinckrodt Inc.

               Line 27(d) - Schedule of Reportable Transactions

                           Year Ended June 30, 1999

     Category (iii) Series of Transactions in Excess of 5% of the Current
               Value of Plan Assets at the Beginning of the Year

                                                                               Selling/
                                Description       Number of       Purchase     Maturity
   Identity of Party Involved    of Asset        Transactions       Price       Price       Cost of Asset
------------------------------ ---------------   -------------   -----------  -----------   --------------
IDS New Dimensions Fund (Y)      Stock Mutual    246 purchases   $ 9,702,388
                                   Fund          261 sales                    $ 4,434,616    $ 3,691,959

Mallinckrodt Inc.                Stock           120 purchases     6,960,662
                                                 122 sales                      9,508,521      9,636,237

American Express Trust           Stock Fund      284 purchases    12,989,657
  Equity Index Fund II                           376 sales                     19,413,483     12,303,791

American Express Trust           Money Market    166 purchases    14,493,178
  Company Money Market I           Fund          171 sales                     14,532,092     14,532,092

Stable Value Fund                Collective Fund 87 purchases      9,030,354
                                                 164 sales                     19,950,982     18,914,179

American Express Trust           Money Market    233 purchases     7,261,484
Money Market Fund II               Fund          105 sales                      6,450,226      6,450,226

                                                     Current Value
                                Description          on Transaction           Net
   Identity of Party Involved    of Asset                Date             Gain (Loss)
------------------------------  ---------------      ---------------   --------------
IDS New Dimensions Fund (Y)      Stock Mutual
                                   Fund              $ 4,434,616       $    742,656

Mallinckrodt Inc.                Stock
                                                       9,508,521           (127,721)

American Express Trust           Stock Fund
  Equity Index Fund II                                19,413,483          7,109,695

American Express Trust           Money Market
  Company Money Market I           Fund               14,532,092                  -

Stable Value Fund                Collective Fund      19,950,982          1,036,798

American Express Trust           Money Market
Money Market Fund II               Fund                6,450,226                  -

See independent auditors' report.                                        Page 15